Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Battle Mountain Gold Inc. (the “Company” or “Battle Mountain”)
Suite 300, 1055 West Hastings Street
Vancouver, BC V6E 2E9

2.	Date of Material Change

April 11, 2017

3.	News Release

A news release disclosing the material change was disseminated through Marketwired on April 11, 2017 and filed via SEDAR with the securities commissions in British Columbia, Alberta, Saskatchewan and Ontario.

4.	Summary of Material Change

Battle Mountain announced that it has completed the acquisition of the final 40% interest in the Lewis Gold Project located in Lander County, Nevada.

5.1	Full Description of Material Change

Battle Mountain announced that it has completed the acquisition of the final 40% interest in the Lewis Gold Project, pursuant to its April 2013 option agreement, by making a final $1,550,000 cash payment to an arm’s length party. Battle Mountain now owns 100% of the project, located in Lander County, Nevada.

The exercise of this option now provides Battle Mountain with full ownership of the Lewis Gold Project – a substantial 5,500 acre tenement adjacent to Newmont’s producing Phoenix mine. In 2016 the Company also negotiated an important reduction of the royalty on the Lewis project as part of its project consolidation strategy, which will serve to significantly enhance future potential project economics.

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding our assessment of the future potential of our projects, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, the capital markets, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

5.2	Disclosure for Restructuring Transaction

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts have been omitted from this report.

8.	Executive Officer

For further information, contact Chet Idziszek, President, Chief Executive Officer and Director at (604) 331-8772.

9.	Date of Report

April 11, 2017